

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 23, 2016

Via E-mail
Mr. Mark E. Newman
Chief Financial Officer
The Chemours Company
1007 Market Street
Wilmington, DE 19899

  Re: The Chemours Company
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 25, 2016
    File No. 1-36794

Dear Mr. Newman:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Recent Developments, page 38
Transformation Plan, page 38

1. We note that you expect the transformation plan to deliver $500 million of incremental Adjusted EBITDA improvement over 2015 through 2017. Please disclose your expected GAAP cost savings. Ensure future filings address whether your actual results are in line with the anticipated cost savings. If the anticipated savings are not achieved as expected, ensure your disclosures address the reasons for the differences. Please refer to SAB Topic 5:P.4 for guidance.

Results of Operations, Page 40
(Benefit from) provision for income taxes, page 42

2.   Please revise your disclosure to better explain your changes in your income tax (benefit) and expense. In this regard, based on your reconciliation on page F-12, it is unclear how your effective tax rate was increased by tax benefits recognized from the restructuring and asset impairments in the U.S. Please also explain how the increase in the effective tax rate was offset by earnings in foreign subsidiaries. In this regard, it appears from your reconciliation on page F-21 that the benefit from (lower effective tax rate) on international operations was more significant in 2015 than 2014.

Titanium Technologies, page 43

3.   Please expand your disclosures to provide better insight into the significant decrease in Adjusted EBIDTA and Adjusted EBITDA margins. In this regard, quantify the changes of the items you identified as drivers of the decrease in these measures as well as those items that offset these negative drivers.

Liquidity and Capital Resources, page 45

4.   We note that you have foreign operations and unremitted earnings of subsidiaries outside of the U.S. for which you have not provided deferred income taxes. To the extent applicable and material, please revise future annual and quarterly filings to address the following:

   * Disclose the amount of cash and cash equivalents held by foreign subsidiaries as of the most recent balance sheet date presented; and

   * Discuss the potential tax implications if such funds are needed for operations in the U.S.

Financing Transactions, page 47

5.   We note that you entered into amendments to your Revolving Credit Agreements in the third quarter of 2015, as well as the first quarter of 2016. Please expand your disclosures regarding the credit facility to address each of the following:

   * An explanation of the specific factors that prompted the need to amend the credit facility in the third quarter of 2015 and then again in the first quarter of 2016;

   * A more specific discussion of the covenants you needed relief from;

   * A discussion of the impact of reducing the credit facility by $250 million to $750 million and your conclusion that your operations and debt financing arrangements will provide sufficient liquidity over the next 12 months; and

   * A discussion of the impact to your consolidated financial statements and business if you are unable to meet the amended debt covenants.

Please refer to Item 303(a)(1) of Regulation S-K, Instruction 5 to Item 303(a) of Regulation S-K, and Section 501.13 of the Financial Reporting Codification for guidance.

6.   We note that you were in compliance with your debt covenants as of December 31, 2015. If it is reasonably possible that you may violate a material debt covenant(s), please disclose your actual amounts/ratios as of each reporting date in addition to the required amounts/ratios. This will allow readers to understand how much cushion there is between your actual amounts/ratios and the required amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Cash Flow, page 46

7.   You indicate that one of your primary sources of your liquidity is cash flows from operations. Please address the fact that there has been a significant negative trend in your cash flows from operations since 2011, which has continued through 2015.

Non-GAAP Financial Measures, page 56

8.   Please revise future filings to define "non-operating pension and other postretirement employee benefit costs" and the reason for its exclusion in the calculation of adjusted net income and adjusted EBITDA.

Consolidated Financial Statements, page F-1

Note 3. Summary of Significant Accounting Policies, page F-9 and
Note 8. Income Taxes, page F-20

9.   We note that your $32 million reduction to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations, as well as your $36 million release of the valuation allowance, were both related to the DuPont tax matters agreement. Please tell us supplementally and revise to clarify how these adjustments impacted your results of operations, if at all. Specifically address why these adjustments do not appear to have impacted your effective tax rate.

Note 6. Employee Separation and Asset Related Charges, Net, page F-17

10.   With reference to the property, plant and equipment and other asset impairment charges related to your Titanium Technologies Plant Closures, please revise your disclosure to indicate the method or methods you used in determining the fair values of the impaired assets and disclose the remaining carrying values of these assets. Refer to ASC 360-10-50 and ASC 820-10-50-5.

Note 12. Property, Plant and Equipment, page F-25

11.   Please disclose the remaining carrying value of the RMS manufacturing facility. Refer to ASC 820-10-50-5.

Note 19. Commitments and Contingencies, page F-31
Litigation, page F-31

12.   Please reconcile your statement: "Except for the PFOA litigation for which a separate assessment is provided in this Note, while management believes it is reasonably possible that Chemours could incur losses in excess of the amounts accrued, if any, for the aforementioned proceedings, it does not believe any such loss would have a material impact on Chemours' consolidated financial position, results of operations or liquidity," with your following statement: "In the event that DuPont seeks indemnification for adverse trial rulings or outcomes for any such matter, these indemnification claims could materially adversely affect Chemours' financial condition." Please revise your disclosure as necessary to address this apparent contradiction.

PFOA, page F-32

13.   We note that during 2015 there were 600 claims filed in federal and state courts alleging personal injury against DuPont related to exposure to PFOA. Please revise your disclosure to include this information so that readers can assess the level of claims activity for each period presented.

Note 23. Geographic and Segment Information, page F-43

14.   We note that products are transferred between segments on a basis to reflect, as nearly as practicable, the market value of the products. Please revise your presentation of revenues by reportable segment to separately present revenues from external customers and revenues from transactions with other reportable segments in accordance with ASC 280-10-50-22.

15.   With reference to ASC 280-10-50-40, please provide revenues from external customers for each product and service or each group of similar products and services.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 with any questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction